August 4, 2011
Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE: Time Warner Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2010
File No. 001-15062
Dear Mr. Shenk:
Set forth below are Time Warner Inc.’s (“Time Warner” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter (the “Comment Letter”) dated July 7, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). The responses are numbered to correspond to the comments set forth in the Comment Letter.
Management’s Discussion and Analysis, page 39
Results of Operations, page 44
2010 vs. 2009, Page 46
Business Segment Results, Page 49
1.
We note your response to our prior comment 1, in which you state that you will provide quantitative information in explaining year-over-year variances in your results of operations to the extent such information is material to investors’ understanding of business trends and such information is reasonably available. It is not clear from your response whether you intend to revise your disclosure as requested in our prior comment when you cite a number of factors affecting the comparison of revenues and expenses. Instruction 4 to Item 303(a) of Regulation S-K requires a quantification of the extent of contribution of each of two or more factors for an understanding of a material change. It appears to us that the reason a factor is cited is because it is considered to be material to the analysis, and accordingly should be quantified and discussed. Quantification of the cited factor enables investors to understand its magnitude and relative impact. Please revise to quantify factors cited to which changes in results are attributed. Please provide us a copy of your intended disclosure.

Response: The Company updated the disclosures in its quarterly report on Form 10-Q for the quarter ended June 30, 2011 based on its July 22, 2011 telephonic discussion with the Staff.
Networks, page 49
2.
We note your response to our prior comment 3, in which you state that the decision to secure the rights to air the NCAA Tournament was driven in part by the Company’s belief that such programming has a great appeal to consumers and thus will help the Turner Network to obtain higher subscription revenues from affiliates as agreements with distributors are renewed. We believe disclosure consistent with your response concerning the full economics of the NCAA Tournament arrangement would be useful information for investors’ understanding of your results for periods materially impacted by the arrangement. Such information appears to be particularly useful in that the Networks segment operating income as a percent of revenues decreased in the quarter ended March 31, 2011 when compared to the quarter ended March 31, 2010, apparently in part due to the company’s share of advertising revenue generated from the airing of the NCAA Tournament being less than the company’s associated cost of programming. Please revise accordingly.

Response: The Company updated the disclosures regarding its sports programming in its quarterly report on Form 10-Q for the quarter ended June 30, 2011 based on its July 22, 2011 telephonic discussion with the Staff. In addition, based on the telephonic discussion with the Staff, in future filings the Company will provide sports programming trend information when applicable.

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Pursuant to the Comment Letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the 2010 Form 10-K;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the 2010 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let us know if you have any questions.

/s/ Pascal Desroches	/s/ Allan Cohen

Pascal Desroches	Allan Cohen
Senior Vice President and Controller	Vice President and Assistant Controller
Time Warner Inc.	Time Warner Inc
(212) 484-6680	(212) 484-8112